Veena K. Jain	Faegre Drinker Biddle & Reath LLP
Partner	320 South Canal Street, Suite 3300
veena.jain@faegredrinker.com	Chicago, Illinois 60606
+1 312 569 1167 direct	+1 312 569 1000 main
+1 312 569 3000 fax

October 17, 2023

Via EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549
Attention: Tony Burak

Re:	Agility Multi-Asset Income Fund (the “Fund”)
File No.: 811-22466

Dear Mr. Burak,

The following responds to your comment that you provided via telephone to Ann Maurer on September 19, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of the Fund’s Annual Report to shareholders for fiscal year ended September 30, 2022 (“2022 Annual Report”), which was filed with the SEC on Form N-CSR on December 9, 2022, and the Fund’s Annual Report on Form N-CEN (“Form N-CEN”), which was filed on December 14, 2022.

For your convenience, the Staff’s comment is summarized below, and the Fund’s response follows your comment.

1.	Comment: Was notice to the Fund’s shareholders required under Rule 19a-1 of the Investment Company Act of 1940 (“Rule 19a-1 Notice”), and if so was it sent?

Response: Rule 19a-1(e) provides, in part, “the source or sources from which a dividend is paid shall be determined (or reasonably estimated) to the close of the period as of which it is paid without giving effect to such payment.” The Fund’s administrator reasonably estimated net income for the current fiscal year ended September 30, 2022, at the time of the distributions. The estimation did not indicate that the Fund was making distributions that included a return of capital at the close of the period as of which such distributions were made. Consequently, shareholders were not provided a written statement contemporaneously with their distributions indicating that a portion of their distributions constituted a return of capital as permitted by Section 19(a) and Rule 19a-1. As a result, the Fund responded “no” to Item B.23 on Form N-CEN.

Rule 19a-1(e) further provides, “[i]f any such estimate is subsequently ascertained to be inaccurate in a significant amount, a correction thereof shall be made [by a Section 19(a)statement] or in the first report to stockholders following discovery of the inaccuracy.” It was not determined that the distributions made for the fiscal year ending September 30, 2022 included returns of capital until the 2022 Annual Report was finalized. Shareholders were notified of the same via the 2022 Annual Report, in accordance with Rule 19a-1(e).

* * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning these filings may be directed to the undersigned at (312) 569-1167.

Sincerely,

/s/Veena K. Jain

Veena K. Jain

VKJ/lb

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